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                                   EXHIBIT 2

                             1640 POWERS FERRY ROAD
                            BUILDING TWO, SUITE 100
                         MARIETTA, GEORGIA  30067-6050


                                 June 25, 1997



     Board of Directors of Shoney's, Inc.
     1727 Elm Hill Pike
     Nashville, Tennessee 37210

Re:     Amendments to Shoney's Bylaws
        -----------------------------

     Ladies and Gentlemen:

               We are disappointed to see that you have attempted to make changes to Shoney's Bylaws which purport to affect the rights of the shareholders of Shoney's to call a special meeting. We can only assume that these changes are designed to delay the special meeting and to entrench the current Board and management. This attempt to manipulate the corporate governance process for the benefit of the current Board and management is yet another indication that Shoney's needs new leadership. Shoney's is at a critical juncture, and the long-term viability of the Company is in danger. Rather than engage in the manipulation of the rules reflected in your decision to amend the Bylaws, we believe (and are surprised that you do not believe) that the appropriate course of action is to let the real owners of Shoney's decide as soon as possible the future direction of our Company. To the extent you delay this process, we will hold you fully accountable to the shareholders for any damages to our Company caused by this delay, including any continued deterioration in the business of Shoney's under current management.

               Our position is that these amendments do not have any effect on the action that we took one week earlier in reliance upon the then-existing Bylaws of the Company. For example, your revised Bylaws contain a provision purporting to require a shareholder seeking to call a special meeting to request that the Board fix a record date for purposes of determining the shareholders entitled to call the meeting. Under Section 48-17-102(b) of the Tennessee Business Corporation Act, a record date for the purpose of determining the shareholders entitled to call the meeting was set on June 16, 1997, the date on which I signed and delivered a call for a special meeting to the Company. We do not read your subsequent amendment to the Bylaws as seeking to affect this record date which was validly set prior to the amendment. Moreover, even if the amendment did purport to do so, it would not be valid since it would have the effect of retroactively invalidating a record date which already has been validly set.

               We also were surprised by your attempt to seize from the shareholders of the Company their right under Shoney's Bylaws to set the date, time and place of the special meeting, especially since we had acted already in reliance upon the then-existing Bylaws. We believe the only possible purpose for such an action would be to entrench the current Board and management. Moreover, the lengthy time frames which you purport to establish in the Bylaws relating to special meetings, including the time frames for purposes of determining the record date for the call of a special meeting and giving notice of the special meeting, appear designed only to frustrate the ability of the shareholders to determine for themselves in


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     a timely manner whether the current Board and management should be replaced. Finally, your amendment which seeks to permit the current officers and employees of the Company to serve as inspectors of election at the special meeting seems to us to be blatantly inappropriate in a contested situation.

               We will not allow the Board and the management of the Company to apply these amendments to the actions taken by us over the last week in connection with this matter, and if necessary, we are prepared to go to court to enforce our legitimate rights. Your stated purposes in adopting the Bylaw amendments were to clarify the special meeting process and to provide the Company's shareholders with the opportunity to fully consider the issues. If you are sincere in this regard, we request that you rescind these amendments and agree today to an August 19 special meeting date. Setting the date at this time will provide absolute clarity as the process moves forward and the two-month time period between now and August 19 will provide more than enough time for our shareholders to consider the relative merits of what is being proposed.

               To require us to engage in a court battle with the current Board and management to enforce our legitimate rights would not be in anyone's interest. Shoney's shareholders do not have the time or the patience for the type of manipulation reflected in your adoption of the Bylaw amendments. Shoney's is running out of time, and the shareholders must be permitted to take decisive action as soon as possible to ensure the long term survival of the Company for the benefit of all its constituencies. Please confirm to me that you are willing to hold a special meeting on August 19, 1997.

               In order for us to act promptly in protecting our legitimate rights and the rights of all of Shoney's shareholders, we ask that you respond to this letter by the close of business on Thursday, June 26, 1997.

                                         Sincerely,

                                         /s/  Raymond D. Schoenbaum

                                         Raymond D. Schoenbaum


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